Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

     Set forth below is information concerning our ratio of earnings to fixed charges on a consolidated basis for the periods indicated. This ratio shows the extent to which our business generates enough earnings after the payment of all expenses other than interest to make the required interest payments on the notes.

     For purposes of computing the ratios of earnings to fixed charges, “earnings” consist of income from continuing operations before income taxes and fixed charges. “Fixed charges” consist of interest on all indebtedness and an interest factor attributable to rentals. The percent of rental expense included in the calculation of fixed charges is a reasonable approximation of the interest factor.

	Years Ended					Nine Months
						Ended
	December 25,	December 30,	December 29,	December 28,	December 27,	Sept. 25,
	1999	2000	2001	2002	2003	2004
	(In thousands, except for ratios)
Fixed Charges:
Interest expense, including amortization of debt issuance costs	$(17,324)	$(20,409)	$(17,324)	$(17,960)	$(18,311)	$(12,367)
Portion of rental expense deemed to represent interest	(8,513)	(9,811)	(8,608)	(8,514)	(8,877)	(7,933)

Total fixed charges	$(25,837)	$(30,220)	$(25,932)	$(26,474)	$(27,188)	$(20,300)

Earnings:
Income (loss) from continuing operations before income taxes	$89,783	$96,534	$140,351	$190,429	$225,776	$157,475
Fixed charges	(25,837)	(30,220)	(25,932)	(26,474)	(27,188)	(20,300)

Total earnings (loss) for computation of ratio	$63,946	$66,314	$114,419	$163,955	$198,588	$137,175

Ratio of earnings to fixed charges	2.47	2.19	4.41	6.19	7.30	6.76